UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b) AND (c)

AND AMENDMENTS THERETO FILED PURSUANT TO 13(d)-2(b)

(Amendment No. 2)1

FIRST RELIANCE BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

336152100 (CUSIP Number)

Calendar Year 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 336152100	Page 2 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul C. Saunders
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 159,647
6. Shared Voting Power 0
7. Sole Dispositive Power 159,647
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,647
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 336152100	Page 3 of 5 pages

Item 1.	(a)	Name of Issuer: First Reliance Bancshares, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 2170 W. Palmetto Street Florence, SC 29501

Item 2.	(a)	Name of Person Filing: Paul C. Saunders

	(b)	Address of Principal Business Office or, if none, Residence: 2170 W. Palmetto Street Florence, SC 29501

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 336152100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 159,647 .

	(b)	Percent of class: 4.8% .

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 159,647 .

		(ii)	Shared power to vote or to direct the vote: 0 .

		(iii)	Sole power to dispose or to direct the disposition of: 159,647 .

		(iv)	Shared power to dispose or to direct the disposition of: 0 .

SCHEDULE 13G

Page 4 of 5 pages

Item 5.

Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification. Not applicable

SCHEDULE 13G

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/05
Date

/s/ Paul C. Saunders
Signature

Paul C. Saunders
Name/Title